UNITED STATES OF AMERICA
                              before the
                  SECURITIES AND EXCHANGE COMMISSION



                                             :
               In the Matter of              :
                                             :
     AMERICAN ELECTRIC POWER COMPANY, INC.   :    CERTIFICATE
             Columbus, Ohio  43215           :         OF
                                             :    NOTIFICATION
                   (70-5943)                 :
                                             :
  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 :

                                             :

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated
May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10, 1996 and HCAR No. 26553, dated August 13, 1996) during the period from April 1, 1997, through June 30, 1997, the Company issued a total of 331,691 shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $13,479,258.86, for the accounts of participants in the Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of 36,975 shares of the Company's Common Stock, at a total purchase price of $1,506,764.25. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

     Attached hereto is Schedule II, which provides a summary of the total expenses incurred, directly or indirectly, by the Company in connection with the operation of the Plan for the year ending December 31, 1996.

     Attached hereto as Exhibit A is a copy of the Prospectus dated June 25, 1997, which amends and restates the plan, effective as of July 1, 1997.


                                AMERICAN ELECTRIC POWER COMPANY, INC.


                              By:    /s/ A. A. Pena
                                     A. A. Pena, Treasurer


Dated:  July 11, 1997



                           SCHEDULE I
                               to
             CERTIFICATE OF NOTIFICATION (#70-5943)
                               of
              AMERICAN ELECTRIC POWER COMPANY, INC.
             For the Period April 1 - June 30, 1997


TRANSACTIONS THIS PERIOD:


                    - Original Issue Shares -

                     Shares        Price               Total
  Period             Issued      Per Share        Purchase Price

6/10/97             331,691       $40.638         $13,479,258.86


                    - Open Market Purchases -

                    Shares      Average Price          Total
  Date             Purchased      Per Share       Purchase Price

04/01/97              1,452       $41.125          $   59,713.50
04/02/97              1,518        41.500              62,997.00
04/15/97             10,759        40.250             433,049.75
04/16/97                717        39.750              28,500.75
05/01/97              6,209        40.250             249,912.25
05/02/97                386        41.000              15,826.00
05/15/97              5,272        41.250             217,470.00
05/16/97                326        41.125              13,406.75
06/02/97              3,002        40.375             121,205.75
06/03/97              1,314        40.500              53,217.00
06/16/97              4,776        41.875             199,995.00
06/17/97              1,244        41.375              51,470.50
   Total O/M Purch.  36,975                       $ 1,506,764.25


                 - Total Activity This Period -

                    Shares                             Total
                   Purchased                      Purchase Price

O/I Shares          331,691                       $13,479,258.86
O/M Purchases        36,975                         1,506,764.25
   Total Activity   368,666                       $14,986,023.11



SCHEDULE I to CERTIFICATE OF                               PAGE 2
NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period April 1 - June 30, 1997

CUMULATIVE SUMMARY OF TRANSACTIONS:

                    - Original Issue Shares -

                                   Shares              Total
                                   Issued         Purchase Price

Totals from last report             329,503      $ 13,624,949.05
Transactions this period            331,691        13,479,258.86
   Total Original Issue Shares      661,194      $ 27,104,207.91


                    - Open Market Purchases -

                                   Shares              Total
                                  Purchased       Purchase Price

Totals from last report              41,898      $  1,729,489.39
Transactions this period             36,975         1,506,764.25
   Total Open Market Purchases       78,873      $  3,236,253.64




                           SCHEDULE II
                               to
             CERTIFICATE OF NOTIFICATION (#70-5943)
                               of
              AMERICAN ELECTRIC POWER COMPANY, INC.

                    Summary of Plan Expenses
                       for the year ended
                        December 31, 1996


Fees and expenses of First Chicago Trust Company of New York, the
Plan agent:

Brokers; fees for purchase of shares                    $ 12,179

Account maintenance charges                                    *

Postage                                                    8,351

Printing expenses: DPR statement form,
authorization cards, envelopes, and
enclosing costs                                            2,776

Total                                                    $23,306


Average number of participants in the
Plan during the year                                      54,700






* In prior years, the amount was separately identified in the billings from our transfer agent. However, beginning in 1991, we negotiated an all-encompassing fixed fee with the transfer agent for all transfer services it provides. Accordingly, it is not possible to separately identify this amount. The charge is approximately $5.00 per account.